Exhibit 1.9
ENGLISH TRANSLATION OF ITALIAN ORIGINAL

Notice to U.S. Investors

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Explanatory Report by the Board of Directors of Telecom Italia S.p.A. on the merger plan by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., prepared in accordance with Article 2501-quinquies of the Italian Civil Code and Article 70, subsection 2 of the regulation adopted by Consob Resolution no. 11971 of 14 May 1999, as amended and supplemented.

Dear Shareholders,

This report (the “Report”) has been prepared by the board of directors (the “Board of Directors”) of Telecom Italia S.p.A. (“Telecom Italia” or the “Surviving Company”) to explain and justify, in legal and economic terms and with specific reference to the criteria used to determine the exchange ratio, the plan for the merger (the “Merger Plan”) by incorporation of Telecom Italia Media S.p.A. (“Telecom Italia Media” and, together with Telecom Italia, the “Companies Participating in the Merger”) into Telecom Italia.

This Report has been prepared in accordance with Article 2501-quinquies of the Italian Civil Code and, as the ordinary and savings shares of the Companies Participating in the Merger are listed on the Electronic Share Market (the “MTA”) organised and managed by Borsa Italiana S.p.A., also in accordance with Article 70, subsection 2 of the implementation regulation of Italian Legislative Decree no. 58 of 24 February 1998 (the “CLFI”), adopted by Consob resolution no. 11971 of 14 May 1999 (the “Issuer Regulations”), in compliance with Chart 1 of Annex 3A to the Issuer Regulations.

1.	DESCRIPTION OF THE COMPANIES PARTICIPATING IN THE MERGER

1.1	Telecom Italia S.p.A.

1.1.1	Company Information

Telecom Italia S.p.A. is an Italian joint stock company with registered office at Via Gaetano Negri n.1 in Milan; it is registered with Milan Business Register and has tax code and registration number 00488410010.

The share capital is equal to 10,723,391,861.60 euros, divided into 13,470,955,451 ordinary shares and 6,026,120,661 savings shares, all without par value.

1.1.2	Company purpose

Telecom Italia carries out the activities described herewith: a) the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including radio stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing, operating and marketing, without territorial restrictions, communications services, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance, integration and marketing of telecommunications, information technology and electronic products, services, networks and systems and, in general, ICT (Information Communication Technology) solutions for final users; b) the performance of related or instrumental activities, including publishing, advertising, information technology, on-line and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities; c) the acquisition, provided it is not Telecom Italia’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto; d) the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register and activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993 are expressly excluded.

1.2	Telecom Italia Media S.p.A.

1.2.1	Company Information

Telecom Italia Media S.p.A. is an Italian joint stock company with registered office at Via della Pineta Sacchetti 229 in Rome; it is registered with Rome Business Register and has tax code and registration number 12213600153.

The share capital is equal to 15,902,323.62 euros, divided into 103,308,421 ordinary shares and 5,496,951 savings shares, all without par value.

1.2.2	Company purpose

Telecom Italia Media's purpose is as follows: a) the exercise of publishing, typographic and graphic in general trade and industry, carried out in any form and on any means, including on-line; b) the collection and execution - also on behalf of third parties - of advertising, in any form and intended for any means of communication, including in exchange for goods or services; c) the management of activities - including promotional activities - in the field of advertising communication and public relations initiatives; d) the exercise, processing and sale, using all technological means and any transmission support, including on-line and over the internet, of all types of documentation services in any case concerning the multiple forms of the economic business, such as, merely by way of example, databases and support services for the trade of goods and services; e) the management of all activities connected with the processing and exercise of information of all types and in any form such may be carried out, including those concerning the exercise and marketing of communication services of all types and using any instruments and methods and, in general, all productive and commercial activities related, complementary or instrumental to the above-specified scope of operation.

Telecom Italia Media may also carry out all commercial, industrial, financial and real estate operations and investments considered useful to the achievement of the company purpose; to this end it may also directly or indirectly - in a non-prevalent manner - take on interests and investments in other companies or businesses, with the specific exclusion of any activities relating to the collection of public savings and all other activities not permitted by the law.

2.	Description of the businesses of the Companies Participating in the Merger

2.1	Telecom Italia business

The Telecom Italia Group mainly operates in Europe, in the Mediterranean basin and in South America. It is involved in the ICT sector and in particular in national and international fixed and mobile telecommunications. Telecom Italia operates in Italy.

2.1.1	Summary of the most significant data of the business of the Surviving Company

Consolidated Operating and Financial Data(*)

		Telecom Italia Group
(million euros)		2014	2013

Revenues		21,573	23,407
EBITDA	(1)	8,786	9,540
EBIT before goodwill impairment loss	(1)	4,530	4,905
goodwill impairment loss		−	(2,187)
EBIT	(1)	4,530	2,718
Profit (loss) before tax from continuing operations		2,347	532
Profit (loss) from continuing operations		1,419	(579)
Profit (loss) from Discontinued operations/Non-current assets held for sale		541	341
Profit (loss) for the year		1,960	(238)
Profit (loss) for the year attributable to owners of the Parent		1,350	(674)
Capital expenditures		4,984	4,400

Consolidated Financial Position Data(*)

(million euros)		31.12.2014	1.12.2013

Total Assets		71,551	70,220
Total Equity		21,699	20,186
- attributable to owners of the Parent		18,145	17,061
- attributable to non-controlling interests		3,554	3,125
Total Liabilities		49,852	50,034
Total Equity and Liabilities		71,551	70,220
Capital		10,634	10,604
Net financial debt carrying amount	(1)	28,021	27,942
Adjusted net financial debt	(1)	26,651	26,807
Adjusted net invested capital	(2)	48,350	46,993
Debt ratio (Adjusted net financial debt/Adjusted net invested capital)		55.1%	57.0%

Consolidated Profit Ratios(*)

		2014	2013

EBITDA / Revenues	(1)	40.7%	40.8%
EBIT / Revenues (ROS)	(1)	21.0%	11.6%
Adjusted net financial debt/EBITDA	(1)	3.0	2.8

(1)	Details are provided under “Alternative Performance Measures”).
(2)	Adjusted net invested capital = Total equity + Adjusted net financial debt.
(*)
Following stipulation of the agreements, in November 2013, for the sale of the controlling share held in the Sofora - Telecom Argentina, it has been classified as Discontinued operations - Assets held for sale.

(units)(3)	1.12.2014	1.12.2013

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale	66,025	65,623
Headcount relating to Discontinued operations/Non-current assets held for sale	16,420	16,575

(equivalent units)	2014	2013

Headcount (excluding headcount relating to Discontinued operations/Non-current assets held for sale	59,285	59,527
Headcount relating to Discontinued operations/Non-current assets held for sale	15,652	15,815

(3)	Include employees with temp work contracts.

Alternative Performance Measures

The main financial performance indicators used by the Telecom Italia Group and the Telecom Italia Media Group include, in addition to the conventional financial performance indicators contemplated under IFRS, some alternative performance indicators in order to give a clearer picture of the trend of operations and the company's financial position. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•
EBITDA: this indicator is used as a financial target in internal presentations (business plan) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of operating performance in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses/(Income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment reversals/(losses) of non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation & amortisation
EBITDA- Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•
Net Financial Debt: Net Financial Debt represents an indicator of a company’s ability to meet financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In order to better represent the actual change in Net Financial Debt, in addition to the usual indicator (renamed “Net financial debt carrying amount”) the “Adjusted net financial debt” is also shown, which excludes, where present, effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Total gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net financial debt
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

2.2	Telecom Italia Media business

Telecom Italia Media is involved, through its subsidiary Persidera S.p.A. (formerly Telecom Italia Media Broadcasting S.r.l.) (“Persidera”), in the operation of a digital television broadcasting network operation and the supply of accessory services and signal broadcasting platforms.

2.2.1	Summary of the most significant data of the business of Telecom Italia Media Group

Consolidated Operating and Financial Data(*)
		Telecom Italia Media Group
(million euros)		2014	2013

Revenues		71	72
EBITDA	(1)	25	30
EBIT	(1)	6	2
Profit (loss) before tax from continuing operations		-3	-4
Profit (loss) from continuing operations		-3	-4
Profit (loss) from Discontinued operations/Non-current assets held for sale		0	-134
Profit (loss) for the year		-3	-138
Profit (loss) for the year attributable to owners of the Parent		-5	-132
Capital expenditures		6	6
Consolidated Financial Position Data

(million euros)		31.12.2014	1.12.2013

Total Assets		322	258
Total Equity		-22	-59
- attributable to owners of the Parent		-66	-59
- attributable to non-controlling interests		44	0
Total Liabilities		344	317
Total Equity and Liabilities		322	258
Capital		248	201
Net financial debt	(1)	269	260

Consolidated Profit Ratios(*)

	2014	2013
EBITDA / Revenues (1)	35.21%	41.67%
EBIT / Revenues (ROS) (1)	8.45%	2.78%

(1) Details are provided above under (“Alternative Performance Measures”).
(*) As a consequence of the transfer of LA7 S.r.l., completed on 30 April 2013, and the transfer of MTV Italia S.r.l., completed on 12 September 2013, for FY 2013, their economic results have been classified in accordance with the provisions of IFRS 5, to "Profit (loss) from discontinued operations/assets held for sale".

(units)	1.12.2014	1.12.2013

Employees	89	84

(equivalent units)	2014	2013

Employees	87	84

3.	Explanation of and reasons for the transaction, with specific regard to the operational objectives of the Companies Participating in the Merger and the programmes formulated to achieve them

3.1	Structure, terms and conditions of the transaction

3.1.1	Description of the transaction

A.
The transaction to be submitted for your approval is the merger by incorporation of Telecom Italia Media into Telecom Italia (the “Merger” or the “Transaction”), pursuant to Article 2501 and subsequent articles of the Italian Civil Code.

The Merger Plan was approved by the boards of directors of Telecom Italia Media and Telecom Italia on 19 March 2015.

The Merger Plan was generated using the financial positions of the Companies Participating in the Merger as reported at 31 December 2014 and, specifically, of the respective draft financial statements relative to FY 2014, also valid in accordance with and pursuant to Art. 2501-quater of the Italian Civil Code. These draft financial statements are subject to the opinion of the company appointed to carry out the external audit of the accounts, PricewaterhouseCoopers S.p.A., and to the approval of the ordinary shareholders' meetings of Telecom Italia and Telecom Italia Media, also convened to an extraordinary session to approve the Merger Plan.

B.
In accordance with Art. 2504-ter of the Italian Civil Code, the Merger will result in the cancellation without exchange of the investment held by Telecom Italia in Telecom Italia Media at the time the Merger takes effect. Shareholders of ordinary and savings shares of Telecom Italia Media, other than Telecom Italia, will be allocated newly issued ordinary and savings shares of Telecom Italia, respectively, in accordance with the exchange ratio. The transaction will take place by means of an increase in the share capital of Telecom Italia (as detailed in paragraph 3.1.2), with the issuance of new ordinary and savings shares.

C.	During the exchange, shareholders with savings shares of Telecom Italia Media will be allocated savings shares of the Surviving Company.

The Merger will not depend upon approval by the special meeting of savings shareholders of Telecom Italia Media insofar as the rights granted by the respective bylaws to this shareholder category are not adversely affected by the Transaction.

D.
Upon completion of the Merger, the ordinary and savings shares of Telecom Italia will continue to be listed on the MTA (Electronic Share Market) and the New York Stock Exchange, in the form of ADRs (American Depositary Receipts), such ADRs representing ten ordinary shares and ten savings shares respectively.

E.
Please note that no publication of the information document on the merger is envisaged in accordance with Art. 70, subsection 6 of the Issuer Regulations, as both Companies Participating in the Merger have exercised the opt-out faculty permitted by the last subsection of said Art. 70.

3.1.2	Amendments to the bylaws

By virtue of the Merger, Art. 5 of the bylaws of the Surviving Company in relation to share capital shall incorporate the changes necessary to permit the issuance of the new ordinary and savings shares pursuant to the exchange ratios, as described in paragraph 4 below.

The amount of the share capital increase of Telecom Italia to fulfill the exchange will be equal to a maximum par value of  10,612,042.10 euros:

(i)	by means of the issuance of up to 16,735,479 new ordinary shares with no par value, in application of the exchange ratio and share allocation methods pursuant to paragraphs 4 and 5;

(i)	by means of the issuance of up to 2,559,143 new savings shares with no par value, in application of the exchange ratio and share allocation methods pursuant to paragraphs 4 and 5;

The amount of the maximum share capital increase of Telecom Italia to fulfill the exchange is calculated without considering the ordinary shares and savings shares of Telecom Italia Media held by Telecom Italia as at the date of the Merger Plan; these shares will be cancelled without exchange during the Merger.

No further changes to the bylaws of the Surviving Company are envisaged as a result of the Merger. The bylaws of Telecom Italia are expected to undergo a series of additional amendments, if approved, at the Shareholders' Meeting of Telecom Italia convened to approve the Merger Plan. These amendments are not related to the Merger and will take effect as of their registrations in the Business Register, regardless of the effect of the Merger.

3.2	Rationale for the Transaction; operational objectives and programmes formulated to achieve them

The transaction has been approved on the following basis:

▪	rationalisation and simplification of the group structure;

▪
elimination of Telecom Italia Media’s listing costs, no longer justified by the company's business (mainly consisting of holding and management of the investment in Persidera) as well as by the lack of market demand for the shares, trading in which has been increasingly limited in quantity and value, including among institutional investors, and which have received poor coverage by analysts;

▪	resolution of the structural equity, financial and liquidity issues and net losses of Telecom Italia Media;

▪	the possibility of ensuring a more efficient form of management of medium/long-term opportunities and of the valuation process of Persidera;

▪
the possibility of guaranteeing the minority shareholders of Telecom Italia Media an exchange in securities of the same category (but with far greater volumes and value of trade, in part due to the significant concentration of institutional investors) or, alternatively, the right of withdrawal at market prices.

Rationalisation and simplification of structure and assets

The Merger enables a clear rationalisation and simplification of the group's assets, deriving first and foremost from the elimination of intra-group debt.
Other organisational and cost benefits are expected to result from the rationalisation of staff function duties.

Elimination of listing costs

The Merger enables an increase in operational efficiency through the elimination of listing costs on the MTA. These costs can no longer be justified by the business of Telecom Italia Media (consisting of the holding and management of the investment in Persidera) as well as by the poor liquidity of the shares.

Solution to the financial and liquidity issues and net losses

Telecom Italia Media currently suffers financial and liquidity issues and net losses as a result of which its business continuity can only be maintained with the financial support of Telecom Italia.
The Merger should solve these issues and ensure the full and prompt integration of Telecom Italia Media and Telecom Italia.

More efficient management of the Persidera valuation process

The Merger would not compromise the Persidera valuation process; rather, it would manage it more efficiently, including over the medium/long-term.

Exchange in securities of the same category with better trading characteristics

Lastly, the Merger will guarantee shareholders of Telecom Italia Media an exchange into more liquid securities represented by shares of the same category as those they already hold or access to liquidity through withdrawal rights.

4.	Exchange Ratios and their underlying criteria

4.1.	The exchange ratios

A.
The boards of directors of the Companies Participating in the Merger have determined the exchange ratio should follow a weighted valuation of Telecom Italia and Telecom Italia Media taking into account the nature of the transaction and using valuation methods commonly used in Italy and internationally for similar transactions and adjusted to suit the characteristics of each of the Companies Participating in the Merger.

In preparing the valuation of the exchange ratio, the Board of Directors considered, in identifying the values to be assigned to Telecom Italia and Telecom Italia Media, the documentation prepared by its consultants. More specifically, the Board of Directors used the reports prepared by the financial advisors Citigroup Global Markets Ltd and Studio Tasca, each of which provided a fairness opinion,  from a financial point of view, on the exchange ratio (each report, including the fairness opinion, is hereinafter referred to as an "Opinion" and jointly, the "Opinions"). The Opinions concluded that the exchange ratio proposed was financially fair.

B.
After having examined the valuations of their respective advisors, the boards of directors of Telecom Italia and Telecom Italia Media approved—on a preliminary basis on 19 February 2015 and on a definitive basis on 19 March 2015—the exchange ratios of ordinary and savings shares of Telecom Italia Media and ordinary and savings shares of Telecom Italia by which shares of the Surviving Company will be allocated. The ratios were determined as follows:

(i)
0.66 ordinary shares in Telecom Italia, without par value and with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date on which the Merger takes effect, for every 1 (one) ordinary share in Telecom Italia Media; and

(ii)
0.47 savings shares in Telecom Italia, without par value and with the same dividend entitlement as the existing Telecom Italia savings shares as at the date on which the Merger takes effect, for every 1 (one) savings share in Telecom Italia Media.

No cash balance payments are envisaged.

C.
On 13 March 2015, following the joint application filed by the companies involved in the Merger, the Court of Milan appointed Reconta Ernst & Young S.p.A. as common expert charged with drawing up the fairness report on the Exchange Ratio, in accordance with and pursuant to Article 2501-sexies of the Italian Civil Code.

4.2	Valuation methods used to determine the exchange ratio

Telecom Italia was assisted in the determination of the exchange ratio by Citigroup Global Markets Ltd and Studio Tasca as financial advisors with respect to the valuation of the economic capital of the Surviving Company and the economic capital of Telecom Italia Media. The value of the individual shares was derived from these valuations, distinguishing between ordinary and savings shares for both companies. For savings shares, the value was determined on the basis of the average market discount of savings shares versus ordinary shares in the last three months (20% for Telecom Italia and 41% for Telecom Italia Media) and in the last six months (20% for Telecom Italia and 42% for Telecom Italia Media).

The aim was to use homogeneous methods and assumptions to define comparable values, in relation to profitability, capital structure and financial trends of the Companies Participating in the Merger, on a standalone basis, in order to establish a fair exchange rate for each category of shares. The standalone valuations reflect the current position and future prospects of the two companies considered independently, regardless of the effects of the merger, as well as synergies that can potentially be achieved.

In order to identify the appropriate exchange ratios, the valuations employed a methodological principle that focused on accurately estimating the relative values of the companies, rather than on determinating their absolute economic values. Different standard valuation methodologies, including the valuation expressed by the market (i.e., using market multiples of comparable companies, target prices of analysts and discounted cash flows based on the plans of the two companies) were considered.

Considering the specific characteristics of Telecom Italia and Telecom Italia Media, their specific operations and the valuation practices of the reference market, as well as international standards, the main method used was the “Sum of the Parts” discounted cash flow (“DCF”) method, as other methods were believed to be unable to express values that are adequately representative of TI Media, prejudicing the homogeneity and comparability of the values.

In view of the highly liquid nature of Telecom Italia’s shares and the number and quality of the financial analysts covering it, in order to verify the consistency of the value ranges determined as described above, a finding was identified using market multiples of comparable companies, stock market prices and financial analysts’ target prices. In the case of Telecom Italia Media, due to its limited float and the consequently low level of liquidity of its shares, together with the fact that its coverage by financial analysts was limited and not up-to-date and institutional investors had a limited presence in its share capital, the market prices of Telecom Italia Media’s shares and financial analysts’ target prices were not considered significant.

Moreover, it should also be noted that, as further explained below, the transaction results—in accordance with current legislation—in a right of withdrawal at market values for investors not interested in participating in the Merger.

Determination of the equity value by means of the DCF falls under the more extensive scope of cash flow-based valuations. The cash flow method considers the Enterprise Value (“EV”) as the current value of a succession of future cash flows generated by the business given its terminal value (“TV”).

The valuation is based on the following formula:

where:

•	“FCFF” = Annual unlevered operating free cash flow forecast for the period i

•	“n” = number of forecast years

•	“WACC” = Weighted Average Cost of Capital

The equity value is therefore determined by subtracting the debt and other non-operating adjustments from the EV at time t=0.

In applying the DCF method, the WACC of the individual Companies Participating in the Merger were determined on the basis of the cash flows of the business plans and the terminal values (determined on the basis of the normalised cash flows beyond the specific plan period) of both Companies Participating in the Merger.

where:

•	“Kd” = Cost of Debt

•	“Ke” = Cost of Equity

•	“D” = Debt

•	“E” = Equity

•	“t” = Tax rate

Cost of Debt represents the cost of debt in the medium and long-term of a company with a similar risk level net of tax effects. Cost of Equity represents the return expected by the investor and considers the risk associated with the investment, calculated on the basis of the Capital Asset Pricing Model according to the following formula:

where:

•	“rf” = forecast rate of return on a risk-free investment

•	“b” = coefficient that measures the correlation between the forecast return on the investment analysed and the return expected by the market

•	“m” = average return expected from investments in equities on the market

•	(rm - rf) = Equity Risk Premium (“ERP”)

Depending on the case at hand, an additional risk premium (“Small Cap Risk Premium” or “SCRP”) may apply which increases as the size of the company being valued decreases. When applied, this SCRP coefficient is added to the Cost of Equity, calculated on the basis of the above formula.

The sum of the parts, also defined as the "break up analysis", provides a range of values by adding the EVs of the individual company businesses, determined using the DCF method, to achieve the total EV. The Equity Value is therefore calculated by deducting net debt and other non-operating adjustments.

Below is a table summarising the main valuation data. The exchange ratios selected for the two share categories fall within the range derived from said valuation.

Telecom Italia

Values in € per share	Ordinary Shares		Savings Shares
	Minimum	Maximum	Minimum	Maximum

DCF	0.75	1.54	0.60	1.23

Control methods
EV/EBITDA	1.12	1.41	0.89	1.13
Market prices over the last 12 months	0.77	1.14	0.61	0.91
Research analysts target price	0.60	1.20	0.50	0.96

Selected range (DCF)	0.75	1.54	0.60	1.23

Telecom Italia Media

Values in € per share	Ordinary Shares		Savings Shares
	Minimum	Maximum	Minimum	Maximum

Selected range (DCF)*	0.44	1.15	0.26	0.63

	Ordinary Shares		Savings Shares
	Minimum	Maximum	Minimum	Maximum

Exchange ratio range**	0.59x	0.75x	0.43x	0.51x

Exchange ratio	0.66x		0.47x
* For information on the control methods, reference is made to that specified in the text above.
** Ratio of the range selected for Telecom Italia Media and that selected for Telecom Italia.

5.	Telecom Italia share allocation method and dividend entitlement date

A.
The exchange of Telecom Italia Media shares with Telecom Italia shares deriving from the share capital increase will be carried out at no expense to the shareholders and with no commission payable through the authorised intermediaries in accordance with applicable laws and regulations. Non-dematerialised Telecom Italia Media shares can only be exchanged by delivering them to an intermediary authorised to release them to the centralised management system under the dematerialisation regime.

In order to facilitate management of the rounding-off procedure relating to fractional shares, an authorised intermediary will be appointed. Additional information on the methods for the assignment of shares and rounding-off procedures will be communicated in due time in a shareholder notice.

B.
As mentioned above, it is confirmed that the ordinary and savings shares to be issued by Telecom Italia to fulfill the exchange will have the same dividend entitlement date as that of the existing ordinary and savings shares of Telecom Italia as of the time the Merger takes effect. Newly issued Telecom Italia shares, therefore, will not receive the dividend for which distribution will be proposed at the shareholders' meeting of the Surviving Company convened to approve the Merger Plan.

6.	Date of application of the transactions of the Companies Participating in the Merger to the financial statements of Telecom Italia and for tax purposes

The effects of the Merger will be applied to the statutory financial statements, in accordance with Art. 2504-bis, subsection 2, of the Italian Civil Code, as from the date of the last of the registrations of the Deed of Merger, or as from a subsequent date as may be specified in said deed.

The transactions performed by Telecom Italia Media will be applied to the financial statements of the Surviving Company as from 1 January of the year in which the Merger takes effect. The fiscal effects will also be applied as from that same date.

7.	Tax effects of the Merger on the Companies Participating in the Merger

In accordance with Art. 172 of the TUIR (Consolidated Law on Income Tax), the Merger is a tax-neutral transaction in terms of income tax; it does not, therefore, constitute the realisation or distribution of assets of Telecom Italia Media. In determining the income of the Surviving Company, no consideration will be given to any surplus or deficit stemming from the share exchange ratio and the cancellation of the shares held by the Surviving Company. For tax purposes, the assets of Telecom Italia Media registered on the financial statements of the Surviving Company are valued at the last value recognised for income tax purposes of Telecom Italia Media.

As there are no tax suspension reserves currently or prospectively allocated to the share capital of Telecom Italia Media, the specific provisions of Art. 172, subsection 5 of the TUIR do not apply.

For shareholders of Telecom Italia Media, the exchange of their shares for shares of the Surviving Company does not constitute any realisation or distribution of capital gains or losses and is not recognised as revenue.

8.	Forecast for the significant shareholder composition and control structure of Telecom Italia following the Merger

8.1.	Significant shareholdings and control structure of Telecom Italia

To date, the shareholders who, according to the records of the shareholders' register, supplemented by the communications of significant shareholdings in accordance with Article 120 of the CLFI and the information publicly available, have a number of ordinary shares of Telecom Italia representing more than 2% of the share capital, are specified in the table below:

Declarant or party at the top of the chain of holdings	Percentage of total ordinary shares
Telco S.p.A.	22.297%
BlackRock Inc.	4.794%
People’s Bank of China	2.072%

8.2.	Significant shareholdings and control structure of Telecom Italia Media

To date, the shareholders who, according to the records of the shareholders' register, supplemented by the communications of significant shareholdings in accordance with Article 120 of the CLFI and the information publicly available, have a number of ordinary shares of Telecom Italia Media representing more than 2% of the share capital, are specified in the table below:

Declarant or party at the top of the chain of holdings	Direct shareholder	Percentage of total ordinary shares
Telecom Italia S.p.A.	Telecom Italia S.p.A.	75.455%
	Telecom Italia Finance SA	2.256%

Telecom Italia exercises direction and coordination, as well as legal control, over Telecom Italia Media.

8.3.	Forecast for the significant shareholding composition and control structure of Telecom Italia following the Merger

Considering the proposed exchange ratio, the Merger will have only marginal effects on the ordinary share capital of Telecom Italia insofar as the maximum dilution for minority shareholders of Telecom Italia Media following the issue of new shares to fulfill the exchange is approximately 0.124% (or 0.114% net of own shares held directly and through subsidiaries). This maximum dilution effect assumes no shareholder of Telecom Italia Media exercises the right of withdrawal in accordance with Article 2437, subsection 1(a) and is calculated assuming that there are no changes to the current ownership structure of Telecom Italia and Telecom Italia Media. For your information, maximum dilution is approximately 0.042% of the current savings capital.

The table below shows the shares that will be held by the major ordinary shareholders of Telecom Italia following the Merger:

Declarant or party at the top of the chain of holdings	Percentage of total ordinary shares
Telco S.p.A.	22.269%
BlackRock Inc.	4.788%
People’s Bank of China	2.069%

9.	Effects of the merger on significant shareholders' agreements in accordance with Article 122 CLFI

9.1.	Shareholders' agreement containing forecasts relating to Telecom Italia

A.
The agreement (the “Telco Agreement”) stipulated by the shareholders of Telco S.p.A. (“Telco”), a major shareholder in Telecom Italia which as of 31 December 2014 held 22.297% of its ordinary share capital, qualifies as significant for Telecom Italia under Article 122 of the CLFI and the applicable provisions of the Issuer Regulations.

The Telco Agreement defines, among other things, the criteria for the composition of the slate of candidates for appointment to the Board of Directors submitted by Telco.

B.
For the sake of completeness it should be noted that in 2014, the parties to the Telco Agreement launched a Telco break up process, which has not yet been completed to date, as a result of which four newly constituted beneficiary companies (each a “Newco”) - each wholly controlled by one of the parties to the Telco Agreement - will be assigned a respective portion of the shares held by Telco in Telecom Italia as follows as of the date hereof: 14.72% to the Newco controlled by Telefónica S.A., 4.30% to the Newco controlled by the Generali Group and 1.64% to each of the Newcos controlled respectively by Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. The breakup resolution was passed by the extraordinary shareholders' meeting of Telco on 9 July 2014.

On 27 February 2015, the term of the Telco Agreement was renewed until the earlier of 30 June 2015 and the date on which the Telco breakup takes effect. The breakup project requires authorisation from the Brazilian Conselho Administrativo de Defesa Economica (CADE), the Brazilian Agencia Nacional de Telecomunicacoes (Anatel), the Argentinian Comision Nacional de Defensa de la Competencia (CNDC) and the Italian Istituto per la Vigilanza sulle Assicurazioni (IVASS, previously ISVAP) before the operation can be finalised.

9.2.	Shareholders' agreement concerning Telecom Italia Media

A.
On 9 April 2014, as part of agreements (the “GELE Agreements”) entered into by Telecom Italia Media and Gruppo Editoriale l’Espresso S.p.A. ("GELE") for the integration of their respective activities as network operators for terrestrial digital television, GELE made a specific standstill commitment with regards to Telecom Italia Media shares which may be considered as relevant in accordance with Art. 122, subsection 5(b) of the CLFI. GELE has undertaken not to, and to ensure that the parent companies controlled by or subject to joint control with GELE, shall not, purchase or hold, directly or indirectly, any Telecom Italia Media shares or any other financial, capital or debt instruments of Telecom Italia Media or any rights that enable GELE or its affiliated companies to directly or indirectly acquire, including at term, said shares or said financial instruments.

The agreement has a duration of three years starting from 30 June 2014.

9.3.	Effects of the Merger on shareholders' agreements

The Merger has no effect on the Telco Agreement.

GELE's commitment under the GELE Agreements not to purchase Telecom Italia Media shares shall remain in force until the Merger comes into effect, at which point the additional commitments and rights assigned to or in favour of Telecom Italia Media in the GELE Agreements shall be transferred to the Surviving Company.

10.	Assessment of the Board of Directors on the applicability of the right of withdrawal

A.
The Merger shall not give rise to any right of withdrawal  pursuant to Art. 2437 of the Italian Civil Code for ordinary and savings shareholders of Telecom Italia who did not vote in favour of the resolution approving the Merger.

Nor does Article 2437-quinquies of the Italian Civil Code, which assigns the right of withdrawal to shareholders who did not vote in favour of the resolution resulting in the exclusion from listing, apply insofar as the ordinary and savings shares of Telecom Italia shall continue to be listed on the MTA.

B.
Certain Telecom Italia Media shareholders shall have the right to withdraw in accordance with Art. 2437, subsection 1, letter a) of the Italian Civil Code (which concerns the “amendment of the clause setting out the company purpose, when it enables a significant change to the company's business”),  since the adoption of the company bylaws of Telecom Italia will imply, for the shareholders of Telecom Italia Media, a significant change in the business of the company in which they will hold shares upon completion of the Merger.

Ownership of the shares for which the right of withdrawal can be exercised must be uninterrupted from the date of the extraordinary shareholders' meeting convened to approve the Merger until the date on which the right of withdrawal is exercised. Given that the event envisaged by Article 2437, subsection 1, letter a) of the Italian Civil Code shall only take place if the Merger is finalised, the effect of withdrawal is subject to the Merger taking effect.

Holders of ordinary shares of Telecom Italia Media who do not vote in favour of the Merger decision and holders of savings shares of Telecom Italia Media shall have a right to withdraw at an exit price of 1.055 euros per ordinary share and 0.6032 euros per savings share. In accordance with the Italian Civil Code, this value coincides with the arithmetic mean of the closing share price in the six months prior to publication (on 19 February 2015) of the notice convening the shareholders' meeting of Telecom Italia Media called to approve the Transaction.

The maximum theoretical cost of withdrawal, if all minority shareholders should exercise this right, amounts to approximately 30 million euros. This cost exceeds the value of the shares used for the exchange, but the difference is more than quantitatively compensated for by the value of the cost synergies management has identified as a result of the Merger. On the basis of these results, even if all those entitled to do so should withdraw, the economic benefit of the transaction for Telecom Italia is in any case confirmed, as reflected by the Opinions.

11.	Indication of the parties entitled to exercise a right of withdrawal, the terms and conditions envisaged for the exercise of said right and payment of the related repayment

The terms and conditions for the exercise of the right of withdrawal due to the shareholders of Telecom Italia Media will be described in the documents prepared and published for this purpose by Telecom Italia Media.

***

In view of the above, the Board of Directors submits for your approval the following

Proposed Resolution

The Shareholders’ Meeting of Telecom Italia S.p.A.,

•	given the plan for merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A.;

•	having examined the Directors' Explanatory Report on the merger plan specified above;

•	having acknowledged the financial position of the companies participating in the merger, represented by the draft financial statements for FY 2014;

•
having acknowledged the fairness report on the exchange ratio prepared by Reconta Ernst & Young S.p.A., as expert appointed in accordance with Article 2501-sexies of the Italian Civil Code by the Court of Milan;

•	having acknowledged the timely deposit of the documentation, in accordance with current provisions; and

•	given the statement by the Board of Statutory Auditors that the current share capital has been fully paid in;

resolved

1.
to approve the merger plan and consequently to proceed with the merger by incorporation of Telecom Italia Media S.p.A. into Telecom Italia S.p.A., in accordance with the terms and conditions set out therein. The exchange of the ordinary and savings shares in the company being incorporated, Telecom Italia Media S.p.A., will be achieved by issuing

-	0.66 ordinary shares of the Surviving Company for each 1 ordinary share in Telecom Italia Media and

-	0.47 savings shares of the Surviving Company for each 1 savings share in Telecom Italia Media,

with the same dividend entitlement date as that of the existing Telecom Italia S.p.A ordinary and savings shares as of the date on which the Merger takes effect, all without par value, in application of the share allocation methods envisaged in the merger plan;

2.
to increase, in tranches, the share capital of the incorporating company, Telecom Italia S.p.A., to fulfill the exchange by a maximum par value of  10,612,042.10 euros, by means of the issue of up to 16,735,479 new ordinary shares and up to 2,559,143 new savings shares, all without par value, allocating 0.55 euros per share to capital. Said maximum amount is calculated without considering the ordinary shares and savings shares of Telecom Italia Media S.p.A. held by Telecom Italia S.p.A. as at the date of the merger plan; these will be cancelled without exchange. It is specified that in order to facilitate management of the rounding-off procedure relating to fractional shares, a specific appointment will be made of an authorised intermediary.

3.	to accordingly amend Art. 5 of the company Bylaws by introducing a new, last subsection as follows:

"The shareholders' meeting of 20 May 2015 resolved a divisible share capital increase by a maximum total of 10,612,042.10 euros by means of the issue of up to 16,735,479 new ordinary shares and up to 2,559,143 new savings shares, all without par value, allocating 0.55 euros per share to capital, with regular entitlement, to fulfill the merger by incorporation of Telecom Italia Media S.p.A.";

4.
to confer upon the Board of Directors and, on behalf thereof, on the pro tempore legal representatives, severally and also by means of special proxies to be appointed to this end, all powers to make any non-substantive amendments, supplements or eliminations to and from the meeting resolutions as may be necessary at the request of any competent administrative authority or when registering it with the Business Register; and

5.
to confer upon the Board of Directors and, on behalf thereof, on the pro tempore legal representatives, severally and also by means of special proxies to be appointed to this end, full powers, with no exclusions, to implement the merger in accordance with the terms and conditions laid down by the merger plan and this resolution and, therefore, without any limitation to:

-
stipulate and sign the public deed of merger and any deed of recognition, supplement and adjustment as may be necessary or appropriate, defining all relevant conditions, clauses, terms and methods in compliance with and fulfilment of the merger plan;

-
to supplement and amend, when stipulating the deed of merger, the numerical expressions given in Article 5 of the Bylaws of Telecom Italia S.p.A., in application of the criteria identified by the merger plan and in relation to the number of shares to be issued in accordance with the terms of the Merger;

-
generally to carry out all else as may be required, necessary, useful or appropriate to fully implement the above resolutions, including enabling the transfers, transcriptions, notes, amendments and adjustments of ownership in public registers and all other competent offices, as well as the presentation to the competent authorities of all applications, requests, communications or petitions for authorisation as may be required, necessary or appropriate for the purpose of the transaction.